Exhibit 99.1

HONG KONG and ATLANTA, October 25, 2012—CDC Corporation provides update on sale or disposition of its remaining assets, including the sale of its majority stake in China.com

On September 6, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) entered an order (the “Confirmation Order”) confirming the Second Amended Joint Plan of Reorganization of CDC Corporation (the “Amended Reorganization Plan”). The Amended Reorganization Plan contemplates, inter alia, the sale or disposition of all of CDC Corporation’s (“CDC” or the “Company”) Assets for the benefit of its Creditors and Eligible Equity Interest Holders.

Under such plan, Mr. Marcus A. Watson, the Company’s Chief Restructuring Officer (“CRO”), will act as the Disbursing Agent and reserve sufficient funds from the sale proceeds of the Company’s Assets to pay all Allowed Claims in full. All of the Company’s remaining Assets will be transferred to a liquidation trust (the “Liquidation Trust”) to be liquidated for the benefit of the holders of Allowed Equity Interests pursuant to the Amended Reorganization Plan. Upon establishment of the Liquidation Trust, Mr. Watson will be the initial Liquidation Trustee who is granted the authority to sell and/or dispose of the Trust Assets in an expeditious but orderly manner.

CDC Corporation’s remaining Assets consist primarily of the following:

1.	a 74.2% equity interest in China.com, Inc. (“China.com”) which is listed on the Growth Enterprise Market (GEM) of the Hong Kong Stock Exchange (HK: 8006)

2.	100% ownership of certain URLs, including china.com; hongkong.com; and taiwan.com

3.	a 100% equity interest in CDC Games, which owns a 19.9% equity interest in Menue, Inc.

4.	a 100% indirect equity interest in DAE Advertising

China.com

CDC Corporation owns a 74.2% equity interest in China.com (HK: 8006), with the remaining equity interests owned by non-affiliated shareholders. China.com’s operations and assets are summarized as follows:

a.	The listing status of China.com in the Growth Enterprise Market (GEM) of the Hong Kong Stock Exchange with the ticker symbol “8006.”

b.	Cash and cash equivalents of USD$30.4 million as of June 30, 2012

c.	The Travel Media segment, a publisher and event organizer for the travel and tourism market in the Asia Pacific region, which had Revenues of USD$11.8 million and a Reportable Segment Profit of USD$2.3 million for the 12 months ended June 30, 2012.

d.	The Internet Portal segment, a provider of internet content, internet search and online advertising services, which had Revenues of USD$5.2 million and a Reportable Segment Loss of USD$(0.9) million for the 12 months ended June 30, 2012.

e.	Limited partner interests in:

i.	Two reputable Cayman Islands private equity funds, including a USD$14.0 million commitment (at cost) for which USD$12.4 million has been funded to date, and a USD$4.0 million commitment (at cost) for which USD$50,000 has been funded to date.

ii.	A limited partner interest in a reputable Delaware venture capital fund which is represented by a USD$1.0 million commitment (at cost) for which USD$1.0 million has been funded to date.

CDC believes that the fair market value of these three limited partner interests, in aggregate, exceed the cost basis of these commitments.

URLs

CDC Corporation owns the URL domains of “china.com,” “hongkong.com,” and “taiwan.com.” The URL china.com is owned by CDC Corporation and is currently licensed to China.com for USD$1 per year for use in its business operations under an automatically renewing annual licensing agreement which grants China.com the non-transferable right to utilize the domain name in connection with the operation of its internet portal segment. The URLs hongkong.com and tawian.com are currently not utilized in any revenue-generating capacity.

CDC Games

CDC Corporation owns a 100% equity interest in CDC Games, a publisher and operator of online games in China. CDC Games’ assets include a 19.9% equity interest in Menue, Inc., based in Tokyo, which is a leading mobile content provider in the Japanese digital comic market.

DAE Advertising

CDC Corporation owns a 100% indirect equity interest in DAE Advertising, based in San Francisco, which is a full service advertising agency specializing in multicultural marketing with a focus on Asian America.

Sale/Disposition Process

After a detailed review of its ownership interests in conjunction with its financial advisor, the Company has determined that it will explore monetization alternatives for its entire 74.2% ownership interest in China.com. However, in the event that the Company is not able to maximize the value of its 74.2% ownership interest in a single sale transaction, the Company will consider divestiture or liquidation alternatives, in conjunction with the Board of Directors of China.com, for each of China.com’s respective assets.

Inquiries

CDC Corporation has retained Moelis & Company as its Exclusive Financial Advisor in conjunction with its ongoing Chapter 11 bankruptcy proceedings in the United States, as well as with respect to the sale or disposition of its remaining assets including its 74.2% equity stake in China.com. Inquiries can be directed to John Joliet, Managing Director, Moelis & Company at john.joliet@moelis.com or at +1 310.443.2328.

Forward-looking Statements

This Press Release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, or timelines relating to the Second Amended Joint Plan of Reorganization of CDC Corporation which may be subject to change; (ii) any statements relating to the Sale/Distribution Process; (iii) any course of action the Company may take in the future with respect to the sale or disposition of any of its assets; (iv) the Company’s beliefs regarding the fair market value of its investments; and (v) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Press Release are based upon information available to management as of the date of this Press Release, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Press Release. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Press Release.